Schedule 13D/A



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A
Under the Securities Exchange Act of 1934



ELECTRIC CITY CORP.

(Name of Issuer)



COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)



284868106

(CUSIP Number)


PAUL M. SHERIDAN
LEAF MOUNTAIN COMPANY, LLC
190 S. LASALLE STREET, SUITE 1700
CHICAGO, ILLINOIS 60603
312-346-4101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



APRIL 30, 2004

(Date of Event which Requires Filing of this Statement)


284868106

CUSIP No.



      1. Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

	LEAF MOUNTAIN COMPANY, LLC
	36-4001435



      2. Check the Appropriate Box if a Member of a Group (See
Instructions)


      (a)



      (b)



      3. SEC Use Only



      4. Source of Funds (See Instructions)

	WC



      5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

      N/A



      6. Citizenship or Place of Organization

	Illinois



Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power

	2,915,697



      8. Shared Voting Power

	N/A



      9. Sole Dispositive Power

	2,915,697



      10. Shared Dispositive Power

	N/A



      11. Aggregate Amount Beneficially Owned by Each Reporting
Person

	2,915,697



      12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)



      13. Percent of Class Represented by Amount in Row (11)

	7.1% BASED ON 40,922,021 OUTSTANDING



      14. Type of Reporting Person (See Instructions)

	00 - LIMITED LIABILITY COMPANY


	This Amendment No. 1 (this "Amendment") to the Schedule 13D (the "Original Schedule 13D") that was filed on December 10,
2001 related to the acquisition of Common Stock of Electric City Corp. (the "Company") by Leaf Mountain Company, L.L.C. ("Leaf Mountain"). Except as set forth in this Amendment, the information contained in the Original Schedule 13D has not been changed.


      Item 4. Purpose of Transaction

	As reported on the Original Schedule 13D, Leaf Mountain acquired for investment purposes $3,000,000 of the Company's securities, consisting of 300,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock"), warrants to purchase 75,000 shares of Series A Preferred Stock (the "Preferred Warrant"), 45,122 shares of Common Stock and warrants to purchase 421,875 shares of Common Stock pursuant to the Securities Purchase Agreement. From the time of the filing of the Original Schedule 13D and through March 19, 2004, Leaf Mountain acquired 68,770 shares of Series A Preferred Stock through the Company's issuance of stock dividends, allowed the Preferred Warrant to lapse and converted 45,000 shares of Series A Preferred Stock into 450,000 shares of Common Stock.

	This Amendment is being filed in connection with the redemption and exchange transaction that was consummated on March 19, 2004 (the "Redemption Transaction"). Pursuant to the terms of that certain Redemption and Exchange Agreement dated March 19, 2004 (the "Redemption and Exchange Agreement), by and among the Company, Leaf Mountain and the other holders of preferred stock (the "Other Investors"), Leaf Mountain allowed the Company to redeem 116,307 shares of Series A Preferred Stock and to exchange its remaining 207,463 shares of Series A Preferred Stock for 20,746 shares of Series E Convertible Preferred Stock ("Series E Preferred Stock").

      As of March 31, 2004, Leaf Mountain acquired 816 shares of
Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred stock.

	This Amendment is also being filed in connection with a 10(b)5-1 Plan program of sales which commenced on April 1, 2004 and will continue through June 30, 2004 (the "10(b)5-1 Plan Transactions"). Through 10(b)5-1 Plan Transactions, Leaf Mountain intends to sell 7,500 shares of Common Stock per day with certain limits on the minimum price. As of April 30, 2004, Leaf Mountain has sold 157,500 shares of Common Stock at an average per share price of approximately $1.86.

	After the completion of the 10(b)5-1 Plan Transactions, Leaf Mountain expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Leaf Mountain may (1) convert the Series E Preferred Stock into Common Stock or (2) exercise the warrants to purchase Common Stock for investment purposes. Leaf Mountain may also make additional purchases of the Company's Common Stock. Leaf Mountain may, subject to the Investor Rights Agreement (defined below) and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that it now holds either in private placements and/or in the open market pursuant to Rule 144 or registrations effected by the Company for Leaf Mountain and/or the Other Investors and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

	Except as set forth above, neither Leaf Mountain nor, to the knowledge of Leaf Mountain, John J. Jiganti has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Leaf Mountain, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.



      Item 5. Interest in Securities of the Issuer

	(a) - (c) As outlined above, as of March 19, 2004, prior to consummation of the Redemption Transaction, Leaf Mountain beneficially owned 4,415,697 shares of Common Stock, on a converted basis through the following holdings:
            (1)	323,770 shares of Series A Preferred Stock which
are convertible into Common Stock on a ten-for-one basis;
            (2)	495,122 shares of Common Stock; and
            (3)	Warrants to purchase 421,875 shares of Common
Stock.

      In connection with the Redemption Transaction, the Company redeemed 116,307 shares of Series A Preferred Stock at a price of $13.00 per share and exchanged 207,463 shares of Series A Preferred Stock for 20,746 shares of Series E Convertible Preferred Stock. Following the consummation of the Redemption Transaction, Leaf Mountain beneficially owned 2,991,597 shares of Common Stock, on a converted basis through the following holdings:
            (1)	20,746 shares of Series E Preferred Stock which
are convertible into Common Stock on a one hundred-for-one
basis;
            (2)	495,122 shares of Common Stock; and
            (3)	Warrants to purchase 421,875 shares of Common
Stock.

      As of March 31, 2004, Leaf Mountain acquired 816 shares of
Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred stock.

      In connection with the 10(b)5-1 Plan Transactions through April 30, 2004, Leaf Mountain has sold 157,500 shares of Common Stock at an average per share price of approximately $1.86. As of April 30, 2004, Leaf Mountain beneficially owned 2,915,697 shares of Common Stock, on a converted basis through the following holdings:
            (1)	21,562 shares of Series E Preferred Stock which
are convertible into Common Stock on a one hundred-for-one
basis;
            (2)	337,622 shares of Common Stock; and
      (3)	Warrants to purchase 421,875 shares of Common
Stock.

      Based on the 40,922,021 outstanding shares of Common Stock as of March 23, 2004 as reported in the Company's Form 8-K disclosing the Redemption Transaction, the shares of Common Stock beneficially owned by Leaf Mountain represent approximately 7.1% of the Company's outstanding shares of Common Stock. Leaf Mountain has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of any Common Stock beneficially owned by Leaf Mountain.

      (d)	No person other than Leaf Mountain has the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Leaf Mountain.

	(e)	N/A


      Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

	The Redemption Transaction was effected by the Company on March 19, 2004 pursuant to the Redemption and Exchange
Agreement. In connection with the Redemption Transaction, Leaf Mountain received shares of Series E Preferred Stock of the Company. The Company, Leaf Mountain and Other Investors also entered into an Amended and Restated Stockholders Agreement (the "Amended Stockholders Agreement"), an Amended and Restated Investor Rights Agreement (the "Amended Investor Rights Agreement"), and an Amended and Restated Stock Trading Agreement (the "Amended Stock Trading Agreement").

	The Series E Preferred Stock is convertible at any time, at the option of the holder, into shares of Common Stock at an initial conversion rate of 100-for-one, subject to adjustment for certain dilutive issuances by the Company. Each outstanding share of Series E Preferred Stock is entitled to dividends at a rate of 6% per year of its stated value, which is $100.00, and to receive upon a liquidation of the Company proceeds equal to at least two times the stated value before any payments are made to holders of the Company's Common Stock. The Company may pay dividends in cash or additional shares of Series E Preferred
Stock.

	Pursuant to the terms of the Series E Preferred Stock and the Amended Stockholders Agreement, the holders of Series E Preferred Stock have the right to elect up to four directors to the Company's board of directors, subject to reduction based on the number of shares of Series E Preferred Stock outstanding. Pursuant to the terms of the Series E Preferred Stock and the Amended Stockholders Agreement, the holders of Series E
Preferred Stock have the right to approve certain major corporate and operational actions proposed to be undertaken by the Company, depending on the number of shares of Series E Preferred Stock outstanding.

      Pursuant to the terms of the Amended Stockholders Agreement, while Leaf Mountain holds 10,000 or more shares of Series E Preferred Stock, Leaf Mountain has the right to designate one individual to serve as a Board Observer. Leaf Mountain is not currently exercising this right.

      Pursuant to the terms of the Amended Investor Rights Agreement, Leaf Mountain and the Other Investors together have the right to require the Company to register the shares of Common Stock that are held by them or that are issuable to them upon the conversion or exercise of the Series E Preferred Stock, any warrants to purchase shares of Series E Preferred Stock, and certain warrants to purchase shares of Common Stock. Leaf Mountain and Other Investors, as a group, have the right to demand an aggregate of four registrations, provided that each registration includes Common Stock representing a value of at least $5,000,000. Leaf Mountain and the Other Investors are also entitled to certain customary "piggyback" registration rights. Leaf Mountain and the Other Investors have been granted preemptive rights with respect to future sales by the Company of any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock, to allow such parties to maintain their percentage ownership interests in the Company. While holding at least 750,000 shares of Common Stock (on a fully converted and exercised basis), Leaf Mountain has an independent right to demand one registration.

      Pursuant to the terms of the Amended Stock Trading Agreement, which becomes effective upon the expiration of the existing Stock Trading Agreement on September 7, 2004, Leaf Mountain and Other Investors may not sell shares of Common Stock at any time that the closing market price of the Company's Common Stock is less than $4.00 per share without complying with certain volume and sale price restrictions. Transfers to affiliates or effected through private transactions outside of any securities exchange are not subject to the trading restrictions, provided that the transferee in any such transfer is required to become a party to and subject to the restrictions of the Amended Stock Trading Agreement. The Amended Stock Trading Agreement will terminate on September 7, 2007.

      Copies of the Redemption and Exchange Agreement, the Amended Stockholders Agreement, the Amended Investor Rights Agreement and the Amended Stock Trading Agreement are filed with this Amendment as Exhibits 1, 2, 3 and 4 respectively, each of which is hereby incorporated herein by reference.



      Item 7. Material to Be Filed as Exhibits

EXHIBIT
NO.				DESCRIPTION

1.	Redemption & Exchange Agreement dated as of March 19, 2004
by and among Electric City Corp., Leaf Mountain Company, LLC and the Other Investors.

2.	Amended and Restated Stockholders Agreement dated as of
March 19, 2004 by and among Electric City Corp., Leaf Mountain
Company, LLC and the Other Investors.

3.	Amended and Restated Investor Rights Agreement dated as of
March 19, 2004 by and among Electric City Corp., Leaf Mountain
Company, LLC and the Other Investors.

4.	Amended and Restated Stock Trading Agreement dated as of
March 19, 2004 by and among Electric City Corp., Leaf Mountain
Company, LLC and the Other Investors.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 11, 2004				LEAF MOUNTAIN COMPANY, L.L.C.


							By:_/s/ John J. Jiganti

								John J. Jiganti
								Its Manager